As filed with the Securities and Exchange Commission on July 29, 2008
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Vishay Intertechnology, Inc.
(Name of subject company (issuer))

Vishay Intertechnology, Inc.
(Offeror)
(Names of filing persons (identifying status as offeror, issuer or other person))

3-5/8% Convertible Subordinated Notes due 2023
(Title of class of securities)

928298AF5 and 928298AE8
(CUSIP numbers of class of securities)

Richard N. Grubb	With copy to:
Chief Financial Officer	Abbe L. Dienstag, Esq.
Vishay Intertechnology, Inc.	Kramer Levin Naftalis & Frankel LLP
63 Lancaster Avenue	1177 Avenue of the Americas
Malvern, Pennsylvania 19355-2143	New York, New York 10036
(610) 644-1300	(212) 715-9100

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introduction

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO, originally filed by Vishay Intertechnology, Inc. a Delaware corporation, with the Securities and Exchange Commission on June 25, 2008. The Schedule TO relates to the option of the holders of Vishay’s 3-5/8% Convertible Subordinated Notes due 2023 (the “Notes”) to require Vishay to purchase their Notes on the purchase date of August 1, 2008. The option is exercisable upon the terms and subject to the conditions set forth in the indenture referred to below, the company notice, dated June 25, 2008, the Notes and the related offer materials, copies of which are incorporated by reference as exhibits to this Schedule TO. The option will expire at 5:00 p.m., New York City time, on July 29, 2008, the third business day prior to the purchase date and will not be extended. The Notes were issued pursuant to an indenture, dated as of August 6, 2003, between Vishay and the trustee, formerly Wachovia Bank, N.A. and now U.S. Bank, N.A.

Items 1 through 9.

The list of documents in the fourth paragraph under the heading “Additional Information” on page 36 of the Company Notice dated June 25, 2008 is amended and supplemented to include:

  Our Current Report on Form 8-K dated July 29, 2008.

Items 10 and 11.

Not applicable.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(B)	Press Release dated July 29, 2008 (incorporated by reference to Exhibit 99 to our current report on Form 8-K filed July 29, 2008)

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2008
VISHAY INTERTECHNOLOGY, INC

	By:	/s/ Richard N. Grubb

	Name:	Richard N. Grubb
	Title:	Executive Vice President and
Chief Financial Officer

EXHIBIT INDEX

(a)(5)(B)	Press Release dated July 29, 2008 (incorporated by reference to Exhibit 99 to our current report on Form 8-K filed July 29, 2008)